UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

758766109

(CUSIP Number)

GSCP (NJ), Inc.
GSCP Recovery, Inc.
500 Campus Drive, Suite 220
Florham Park, New Jersey 07932
Attn: Matthew C. Kaufman

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to who copies are to be sent.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No.: 758766109	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.: 758766109	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Recovery, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.: 758766109	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Capital Partners, II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Employee Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.: 758766109	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.: 758766109	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 5,534,384 0 5,534,384

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,534,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%

14	TYPE OF REPORTING PERSON PN

          This Amendment No. 2 is being filed on behalf of GSCP (NJ), Inc. and GSCP Recovery, Inc. who are making this joint filing on their behalf and on behalf of the following entities: GSCP (NJ), L.P., Greenwich Street Investments II, L.L.C., Greenwich Street Capital Partners, II, L.P., GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. (collectively the "Affiliates"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Regal Entertainment Group (the "Issuer"). Terms defined in the original Scheduled 13D, as amended shall have the same meaning used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

ITEM 1.    SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer, a Delaware corporation. The Issuer's principal executive offices are located at 7132 Regal Lane, Knoxville, Tennessee, 37918.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)    The Reporting Persons beneficially own 5,534,384 shares of Class A Common Stock as of the date of this filing. The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Pages is 7.2% and is based upon the 76,418,973 shares of Class A Common Stock outstanding in the quarterly period ended September 28, 2006, as reported by the most recent 10-Q filed by the Issuer. See Schedule 1 attached hereto for report of sales by the Reporting Persons during the past 60 days.

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2007

GSCP (NJ), INC. By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GSCP RECOVERY, Inc. By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GSCP(NJ), L.P. By GSCP (NJ), Inc., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GREENWICH STREET CAPITAL PARTNERS II, L.P. By Greenwich Street Investments II, L.L.C., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GREENWICH STREET EMPLOYEES FUND, L.P. By Greenwich Street Investments II, L.L.C., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GREENWICH FUND, L.P. By Greenwich Street Investments II, L.L.C., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

TRV EXECUTIVE FUND, L.P. By Greenwich Street Investments II, L.L.C., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GREENWICH STREET INVESTMENTS II, L.L.C. By: /s/ Name: Martin Neidell Title: Attorney-in-fact

GSCP OFFSHORE FUND, L.P. By Greenwich Street Investments II, L.L.C., its general partner By: /s/ Name: Martin Neidell Title: Attorney-in-fact

SCHEDULE 1

The following chart summarizes the sales of Class A Common Stock reported in the last sixty days. All shares were sold in the open market.

Date of Sale	Number of Shares Sold	Price Sold Per Share
1/5/2007	64,920	$ 21.76
1/8/2007	249,278	$ 21.91
1/9/2007	353,728	$ 22.07
1/9/2007	2,000,000	$ 22.00
1/10/2006	200,000	$ 22.19
1/11/2007	142,470	$ 22.17
1/12/2007	200,000	$ 22.27
1/16/2007	41,975	$ 22.21